UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 20, 2024

John Bean Technologies Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-34036	91-1650317
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

70 West Madison Street, Suite 4400

Chicago, IL 60602

(Address of principal executive offices, including Zip Code)

(312) 861-5900

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	JBT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

On December 20, 2024, John Bean Technologies Corporation, a Delaware corporation (“JBT”), issued a press release announcing the Expiration (as defined below). A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K (this “Current Report”) and is incorporated herein by reference.

The information in Item 7.01, including Exhibit 99.1, furnished in this Current Report is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. Registration statements or other documents filed with the U.S. Securities and Exchange Commission (the “SEC”) shall not incorporate this information by reference, except as otherwise expressly stated in such filing.

Item 8.01.	Other Events.

JBT announced the expiration and final result of its voluntary takeover offer (the “Offer”) to acquire all issued and outstanding shares of Marel hf. (“Marel,” and such expiration of the Offer period, the “Expiration”). Based on the final result of the Offer, JBT has achieved acceptance by Marel shareholders representing 735,338,954 Marel shares, corresponding to approximately 97.5 percent of all issued and outstanding Marel shares, thus exceeding the required 90 percent minimum acceptance condition. JBT has now satisfied all conditions to the Offer and will complete the Offer in accordance with its terms. The settlement of the Offer is expected to occur on January 2, 2025.

Marel shareholders who validly tendered their Marel shares were able to elect to receive, in exchange for each Marel share, (i) EUR 3.60 in cash, (ii) EUR 1.26 in cash and 0.0265 JBT shares, or (iii) 0.0407 JBT shares, subject to a proration feature. Marel shareholders elected to receive more JBT shares than were available. Therefore, as a result of the application of the proration feature, Marel shareholders who elected to receive (i) EUR 3.60 in cash will receive, in exchange for each Marel share, EUR 3.60 in cash, (ii) EUR 1.26 in cash and 0.0265 JBT shares will receive, in exchange for each Marel share, EUR 1.26 in cash and 0.0265 JBT shares and (iii) 0.0407 JBT shares will receive, in exchange for each Marel share, EUR 1.2073635 in cash and 0.0270961 JBT shares.

As JBT’s ownership in Marel will exceed 90 percent of all Marel shares after settlement of the Offer, JBT intends to redeem any Marel shares not tendered in the Offer by way of a compulsory purchase, pursuant to Article 110 of the Icelandic Takeover Act no. 108/2007, as amended, within three months of the settlement of the Offer (such process, the “Squeeze-Out”). In the Squeeze-Out, Marel shareholders will be able to elect to receive, in exchange for each Marel share, (i) EUR 3.60 in cash, (ii) EUR 1.26 in cash and 0.0265 JBT shares, or (iii) 0.0407 JBT shares, subject to a proration feature. Any Marel shareholders that do not make an election will receive, in exchange for each Marel share, EUR 1.26 in cash and 0.0265 JBT shares.

In conjunction with the combination of JBT and Marel, on or about January 2, 2025, JBT will change its corporate name and stock ticker symbol to “JBT Marel Corporation” and “JBTM,” respectively. JBTM shares will remain listed on the New York Stock Exchange (NYSE) with a secondary listing on Nasdaq Iceland. JBT has secured an approval for secondary listing on Nasdaq Iceland. Shares of JBTM are expected to commence trading on both NYSE and Nasdaq Iceland exchanges on January 3, 2025.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated as of December 20, 2024.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

IMPORTANT NOTICES

This Current Report is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this Current Report is not an offer of securities for sale in the United States, Iceland, the Netherlands or Denmark.

NOTE TO U.S. SHAREHOLDERS

It is important that U.S. shareholders understand that the Offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland and other European jurisdictions, which may be different from those of the United States. The Offer was made in compliance with the U.S. tender offer rules, including Regulation 14E under the Exchange Act, and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act.

IMPORTANT ADDITIONAL INFORMATION

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration, and applicable European regulations, including the Icelandic Prospectus Act no. 14/2020 and the Icelandic Takeover Act no. 108/2007 on takeovers. In connection with the Offer, JBT filed with the SEC a registration statement on Form S-4 (File No. 333-279438) (the “Registration Statement”) that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on June 25, 2024. Additionally, JBT filed with the Financial Supervisory Authority of the Central Bank of Iceland (the “FSA”) an offer document and a prospectus, which have been approved by the FSA and which have been published.

SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS, THE PROSPECTUS, AND THE OFFER DOCUMENT, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR THE FSA CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Shareholders may obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about JBT, without charge, at the SEC’s website at www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. You may obtain a free copy of the prospectus on the FSA’s website at www.fme.is and on JBT’s website at https://www.jbtc.com/jbt-marel-offer-launch/ as well as a free copy of the Offer document.

FORWARD-LOOKING STATEMENTS

This Current Report contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond JBT’s ability to control. These forward-looking statements include, among others, statements relating to our business combination transaction with Marel. The factors that could cause our actual results to differ materially from expectations include, but are not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the Offer; the expected timing and likelihood of completion of the proposed transaction with Marel; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; fluctuations in our financial results; unanticipated delays or accelerations in our sales cycles; deterioration of economic conditions, including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; the impact of climate change and environmental protection initiatives; acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East; termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers’ financial condition and their demand for our goods and services; availability of and access to financial and other resources; the risk factors discussed in our Proxy Statement/Prospectus forming part of the Registration Statement; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K filed with the SEC and in any subsequently filed Quarterly Reports on Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHN BEAN TECHNOLOGIES CORPORATION

	By:	/s/ Matthew J. Meister
	Name:	Matthew J. Meister
	Title:	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
Dated: December 20, 2024

Exhibit 99.1

December 20, 2024

JBT Corporation Announces Expiration of the Voluntary Takeover Offer for All Marel hf. Shares and Satisfaction of the Minimum Acceptance Condition

CHICAGO – (Business Wire) – JBT Corporation (NYSE: JBT), a leading global technology solutions provider to high-value segments of the food and beverage industry, today announced that JBT’s voluntary takeover offer to acquire all issued and outstanding shares of Marel hf. (ICL: Marel) expired on December 20, 2024, at 12:00 PM GMT.

JBT has now satisfied all conditions to the offer, including the minimum acceptance condition with at least 90 percent of all issued and outstanding shares of Marel having been validly tendered in the offer. Further information regarding the final result of the offer, including the number of shares tendered, will be disclosed in JBT’s upcoming 8-K filing. JBT will complete the offer in accordance with its terms given the minimum acceptance conditions and other required conditions have been met.

“Today marks the final major milestone in combining JBT and Marel to form a leading food and beverage process company,” said Brian Deck, President and Chief Executive Office of JBT. “We are pleased with the outcome of the Marel shareholders’ tender decisions and extend our appreciation to shareholders for supporting the transaction. The compelling industrial logic of this transaction is clear, and we are focused on delivering meaningful value for the combined company’s customers, employees, and shareholders.”

Settlement of Offer Consideration

The settlement of the transaction is expected to occur on January 2, 2025. All Marel shareholders who validly tendered their shares had the option to elect to receive either all cash, all JBT common stock, or a combination of cash and JBT common stock in respect of their Marel shares, subject to the proration feature.

It is JBT’s intention to acquire all of the issued and outstanding Marel shares not yet validly tendered and to apply for the Marel shares to be delisted from Nasdaq Iceland hf. (Nasdaq Iceland) and Euronext Amsterdam as soon as permitted and reasonably practicable under applicable laws and regulations. As JBT’s ownership in Marel will exceed 90 percent of all Marel shares after settlement of the offer, JBT intends to redeem any Marel shares not tendered in the offer by way of a compulsory purchase, pursuant to Article 110 of the Icelandic Takeover Act no. 108/2007, as amended, within three months of the settlement of the offer.

Corresponding Corporate Name and Stock Ticker Symbol Change

In conjunction with the combination of JBT and Marel, JBT will change its corporate name and stock ticker symbol to “JBT Marel Corporation” and “JBTM,” respectively, which is expected to occur on or about January 2, 2025. JBTM shares will remain listed on the New York Stock Exchange (NYSE) with a secondary listing on Nasdaq Iceland. JBT has secured an approval for secondary listing on Nasdaq Iceland. Shares of JBTM are expected to commence trading on both NYSE and Nasdaq Iceland on January 3, 2025.

Transaction Advisors

Goldman Sachs Co LLC is acting as JBT’s financial advisor and Kirkland & Ellis LLP and LEX are serving as JBT’s legal counsel. Arion banki hf. is acting as JBT’s lead manager for the Icelandic offer and advising on the Icelandic listing, and ABN AMRO Bank N.V. is acting as JBT’s Euronext Amsterdam Exchange agent.

About JBT Corporation

JBT Corporation (NYSE: JBT) is a leading global technology solutions provider to high-value segments of the food & beverage industry. JBT designs, produces and services sophisticated products and systems for a broad range of end markets, generating roughly one-half of its annual revenue from recurring parts, service, rebuilds and leasing operations. JBT employs approximately 5,100 people worldwide and operates sales, service, manufacturing and sourcing operations in more than 25 countries. For more information, please visit www.jbtc.com.

Forward Looking Statements

This release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond JBT’s ability to control. These forward-looking statements include, among others, statements relating to our business combination transaction with Marel. The factors that could cause our actual results to differ materially from expectations include, but are not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the voluntary takeover offer (the “Offer”); the expected timing and likelihood of completion of the proposed transaction with Marel; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; fluctuations in our financial results; unanticipated delays or accelerations in our sales cycles; deterioration of economic conditions, including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; the impact of climate change and environmental protection initiatives; acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East; termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers’ financial condition and their demand for our goods and services; availability of and access to financial and other resource; the risk factors discussed in our proxy statement/prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (File No. 333-279438), on June 25, 2024, forming part of the Registration Statement on Form S-4, initially filed by us on May 15, 2024 and declared effective on June 25, 2024; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) and in any subsequently filed Quarterly Reports on Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.

Important Notices

This release is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this release is not an offer of securities for sale in the United States, Iceland, the Netherlands or Denmark.

Note to U.S. Shareholders

It is important that U.S. shareholders understand that the Offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland and other European jurisdictions, which may be different from those of the United States. The Offer is made in compliance with the U.S. tender offer rules, including Regulation 14E under the Securities Exchange Act of 1934 as amended (the “Exchange Act”), and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act.

Important Additional Information

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration, and applicable European regulations, including the Icelandic Prospectus Act no. 14/2020 and the Icelandic Takeover Act no. 108/2007 on takeovers. In connection with the Offer, JBT filed with the SEC a registration statement on Form S-4 (File No. 333-279438) (the “Registration Statement”) that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on June 25, 2024. Additionally, JBT filed with the Financial Supervisory Authority of the Central Bank of Iceland (the “FSA”) an offer document and a prospectus, which have been approved by the FSA and which have been published.

SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE PROSPECTUS, AND THE OFFER DOCUMENT, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR THE FSA CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Shareholders may obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about JBT, without charge, at the SEC’s website at www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. You may obtain a free copy of the prospectus on the FSA’s website at www.fme.is and on JBT’s website at https://www.jbtc.com/jbt-marel-offer-launch/ as well as a free copy of the offer document.

Investors & Media:

Marlee Spangler

(312) 861-5789

marlee.spangler@jbtc.com